Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT EXTENDS TENDER OFFER AND CONSENT SOLICITATION FOR ALL OF ITS OUTSTANDING 8.75% SENIOR SUBORDINATED NOTES DUE 2012

(January 10, 2006 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) (“Corus”) announced today that it is extending its cash tender offer and consent solicitation for its outstanding US$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012 (“Notes”).

The tender offer, which was to have expired at 12 midnight ET on January 13, 2006, will be extended to 12 midnight ET on January 20, 2006, unless further extended or earlier terminated by Corus.

The depositary, Global Bondholder Services Corporation, has advised Corus that $373.5 million aggregate principal amount of the Notes, representing approximately 99.61% of the Notes outstanding, had been validly tendered and not withdrawn as of 5 p.m. ET on January 10, 2006.

Corus accepted all consents validly tendered prior to 5 p.m. ET on December 29, 2005, and the supplemental indenture, which eliminates substantially all of the restrictive covenants and certain events of default contained in the indenture governing the Notes, has been executed and will become effective upon acceptance for payment of the Notes validly tendered and not withdrawn. Notes tendered and consents delivered prior to 5 p.m. ET on December 29, 2005 may no longer be withdrawn or revoked.

Information regarding the pricing, tender and delivery procedures and conditions of the tender offer and consent solicitation is contained in the Offer to Purchase and Consent Solicitation Statement dated December 15, 2005 (“Offer to Purchase”) and related Letter of Transmittal and Consent (“Letter of Transmittal”), which more fully set forth the terms of the tender offer and consent solicitation. The terms of the extended offer remain unchanged from the original offer as set forth in these materials. The financing condition of the tender offer has not yet been satisfied.

Copies of the Offer to Purchase and Letter of Transmittal can be obtained by contacting Global Bondholder Services Corporation, the information agent and depositary, at (866) 470-4300 (toll free) or (212) 430-3774 (collect). Citigroup Corporate and Investment Banking is the exclusive dealer manager and solicitation agent for the tender offer and consent solicitation.

Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting Citigroup at (800) 558-3745 or (212) 723-6106. This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any of the Notes. The tender offer is being made solely by means of the Offer to Purchase.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children's programming and products. The Company's other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus' website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting Corus’ operations, financing, markets, products, services and prices, and other factors. For further information on factors which could impact Corus and the statements contained herein, please refer to Corus’ public filings with the Securities and Exchange Commission.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.